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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                 Commission File Number: 0-19558


                           NOTIFICATION OF LATE FILING


(Check one): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
              [ ] Form N-SAR

         For Period Ended:   4/29/00

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

         For the Transition Period Ended: ______________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:                    Centigram Communications Corporation

Former name if applicable:                  Not applicable

Address of principal executive office:      91 East Tasman Drive

City, state and zip code:                   San Jose, California 95134


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                                     PART II
                            RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  As previously reported by the registrant, it deposited 900,000 of its treasury shares with Credit Bancorp, Ltd. ("CBL"). CBL is the subject of a civil action commenced by the Securities and Exchange Commission and the deposited shares are subject to a freeze order. On June 7, 2000, the registrant and the receiver for CBL reached an agreement for the return of the deposited shares. Under the agreement the registrant will pay the receiver a total of approximately $12.1 million upon tender of the shares. Although this agreement was reached in the registrant's third quarter, the anticipated $12.1 million payment will be reflected as a charge to operations in the registrant's second quarter ended April 29, 2000. The court supervising the CBL receivership has preliminarily approved the agreement and has scheduled a hearing for final approval on June 14, 2000.

                  In addition, throughout the past several weeks the registrant has been engaged in negotiations with ADC Telecommunications, Inc. ("ADC") regarding the merger of the registrant with a wholly-owned subsidiary of ADC (the "Merger"). On June 9, 2000, the registrant and ADC announced they entered into an Agreement and Plan of Merger dated


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         June 9, 2000 (the "Merger Agreement") with respect to the Merger.
         Following the Merger, the registrant will become a wholly owned subsidiary of ADC. The proposed Merger will be reflected in a subsequent event footnote to the registrant's financial statements for the quarter ended April 29, 2000.

                  The registrant is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended April 29, 2000 (the "Quarterly Report") by June 13, 2000, the prescribed deadline for filing, for the following reasons:

                  1. The attention of the registrant's officers and employees has been diverted to the negotiation of the agreement with the CBL receiver for the return of the treasury shares and to the negotiation of the Merger and Merger Agreement with ADC, each of which required the full attention of the registrant's officers and employees responsible for preparing the Quarterly Report prior to the announcement of those agreements and afterwards.

                  2. The proximity of the agreements with the CBL receiver and ADC to the filing deadline, and the impact of those agreements -- in particular the agreement with the CBL receiver for the return of the treasury shares -- on the registrant's financial statements for the quarter ended April 29, 2000 make it difficult to provide complete and appropriate disclosure in the Quarterly Report of those agreements in the short time period between the execution and delivery of those agreements and the filing deadline.

                  The registrant believes that the delay in filing will allow the registrant to cause its officers and employees to provide complete and appropriate disclosures of the agreement with the CBL receiver and the Merger in the Quarterly Report. The delay will also allow the registrant to include disclosure in the Quarterly Report about the court hearing on the agreement with the CBL receiver scheduled for June 14, 2000.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Thomas E. Brunton         (408)             944-0250
                       (Name)               (Area Code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes   [ ] No


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         There will be a significant change in results of operations from the corresponding period for the fiscal year ended October 30, 1999 reflected in the Quarterly Report as a result of the $12.1 million charge to operations to be taken in the quarter ended April 29, 2000 as a result of the agreement with the CBL receiver. For the quarter and year-to-date period ended May 1, 1999, the registrant reported a net loss of $192,000 and $871,000, or $0.03 and $0.13 per share. For the quarter and year-to-date period ended April 29, 2000 the registrant expects to report a net loss of $10,549,000 and $9,357,000, or $1.36 and $1.22 per share on a diluted basis.


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                      CENTIGRAM COMMUNICATIONS CORPORATION

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 13, 2000                       By: /s/ Thomas E. Brunton
                                                --------------------------------
                                                 Thomas E. Brunton
                                                 Senior Vice President and Chief
                                                 Financial Officer